 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-56318

CUSIP NUMBER: 027486109

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:_________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AMERICAN METALS RECOVERY AND RECYCLING, INC.
Full Name of Registrant

Former Name if Applicable

4301 West Bank Dr. Suite 110B
Address of Principal Executive Office (Street and Number)

Austin, Texas 78746
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Metals Recovery and Recycling, Inc. (the “Company”) is unable to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2022 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because the Company requires additional time to compile and analyze supporting documentation and to prepare and review its financial statements in order to complete the Form 10-Q and in order to permit the Company’s independent registered public accounting firm to complete its review of the condensed consolidated financial statements included in the Form 10-Q and to ensure adequate disclosure of the financial information, including information related to the acquisition completed during the period ended March 31, 2022, required to be included in the Form 10-Q, as a result of the Company’s recent acquisition, which has required additional time and review and to ensure accurate reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Frinzi	866	365-0620
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant was a shell company during the fiscal year ended December 31, 2021. In February 2022, the registrant acquired AMR Resources, LLC, an operating company, pursuant to which the registrant will cease to be a business combination shell company once the required disclosures and financial statements are filed with the Securities and Exchange Commission. Accordingly, the financial statements of the registrant for the three months ended March 31, 2022 will reflect a partial quarter as an operating company and report revenues and expenses consistent with those of an operating company. As a result of the time and effort needed to compile and analyze supporting documentation and to prepare and review its financial statements in order to complete the Form 10-Q, the registrant is not able to provide a quantitative estimate of results at this time.

 American Metals Recovery and Recycling, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2022	By:	/s/ James Frinzi
Name: James Frinzi
Title: Chief Executive Officer